# SEC Schedule 13G/A (Amendment No. 17) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Home Bancorp, Inc., CIK 0001436425
CUSIP: 43689E107
Title of class of securities: Common Stock, par value $.01 per share
Address of issuer's principal executive offices: 503 Kaliste Saloom Road, Lafayette, Louisiana (LA), 70508
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001436425-25-000009
Filed by CIK 0001455930

## Reporting persons
- HOME BANCORP, INC. EMPLOYEE STOCK OWNERSHIP PLAN: type of reporting person: employee benefit plan or endowment fund (EP); citizenship or place of organization: Louisiana (LA); sole voting power 0; shared voting power 497,657; sole dispositive power 0; shared dispositive power 497,657; aggregate amount beneficially owned 497,657 (6.4% of the class)

## Item 1. Issuer
Name of issuer: Home Bancorp, Inc.
Address of issuer's principal executive offices: 503 Kaliste Saloom Road, Lafayette, Louisiana, 70508

## Item 2. Person Filing
Name of person filing: Home Bancorp, Inc. Employee Stock Ownership Plan Trust (the "Plan")
Address of principal business office or, if none, residence:
Home Bank
503 Kaliste Saloom Road
Lafayette, Louisiana 70508
Citizenship: Louisiana

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: employee benefit plan or endowment fund (EP)

## Item 4. Ownership
Amount beneficially owned: 497657
Percent of class: 6.4
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 497657
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 497657

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- HOME BANCORP, INC. EMPLOYEE STOCK OWNERSHIP PLAN: /s/ Marian Broussard, Marian Broussard, Trustee (02/13/2026)